PROJECT ROMANIA INC.

2490 W. 2nd Ave., Suite 404

Vancouver, BC Canada V6K 1J6

(604) 736-5777 (o)

(604) 736-5191 (f)

October 17, 2005

BY FAX

Tamara Brightwell

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

Dear Ms. Brightwell:

Subject:

Project Romania Inc. (the “Company”)

Form SB-2 filed March 22, 2005 (the “Registration Statement”)

File No. 333-123479

We refer to our letter to you of even date wherein we request that the Registration Statement be declared effective.

With respect to our request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ R. Michael Stunden

R. Michael Stunden

Secretary and Chief Accounting Officer